UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Quarterly Report for the Three Months ended September 30, 2003

Commission File Number 0-20281

CREATIVE TECHNOLOGY LTD.

(Exact name of Registrant as specified in its charter)

SINGAPORE

(Jurisdiction of incorporation or organization)

31 International Business Park

Creative Resource

Singapore 609921

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or 40-F.
Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82 N/A

PART I—FINANCIAL INFORMATION

ITEM 1	FINANCIAL STATEMENTS

CREATIVE TECHNOLOGY LTD.

CONSOLIDATED BALANCE SHEETS

(In US$’000, except per share data)

	September 30, 2003	June 30, 2003
	(Unaudited)
ASSETS

Current assets:
Cash and cash equivalents	$210,113	$232,053
Accounts receivable, net	85,609	61,225
Inventory	115,674	80,367
Other assets and prepaids	13,007	11,269

Total current assets	424,403	384,914

Property and equipment, net	103,242	104,404
Investments	67,808	49,168
Other non-current assets	132,904	108,357

Total Assets	$728,357	$646,843

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$88,649	$52,869
Accrued liabilities	83,697	79,573
Income taxes payable	38,201	37,564
Current portion of long term obligations and others	5,495	5,519

Total current liabilities	216,042	175,525

Long term obligations	38,667	39,027

Minority interest in subsidiaries	3,449	3,454

Shareholders’ equity:
Ordinary shares (‘000); S$0.25 par value;
Authorized: 200,000 shares
Outstanding: 80,358 and 79,714 shares	7,804	7,713
Additional paid-in capital	317,622	314,572
Unrealized holding gains on quoted investments	22,683	14,189
Deferred share compensation	(3,663)	(4,305)
Retained earnings	125,753	96,668

Total shareholders’ equity	470,199	428,837

Total Liabilities and Shareholders’ Equity	$728,357	$646,843

The accompanying notes are an integral part of these consolidated financial statements.

CREATIVE TECHNOLOGY LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In US$’ 000, except per share data)

(Unaudited)

	Three months ended September 30,
	2003	2002

Sales, net	$160,816	$160,623

Cost of goods sold	104,348	102,630

Gross profit	56,468	57,993

Operating expenses:

Selling, general and administrative	37,317	42,155

Research and development	14,838	15,267

Total operating expenses	52,155	57,422

Operating income	4,313	571

Gain (loss) from investments, net	23,570	(6,316)

Interest income and other, net	1,714	807

Income (loss) before income taxes and minority interest	29,597	(4,938)

Provision for income taxes	(517)	(57)

Minority interest in loss	5	18

Net income (loss)	$29,085	$(4,977)

Basic earnings (loss) per share:	$0.36	$(0.06)

Weighted average ordinary shares outstanding (‘000)	79,902	78,877

Diluted earnings (loss) per share:	$0.35	$(0.06)

Weighted average ordinary shares and equivalents outstanding (‘000)	82,638	78,877

The accompanying notes are an integral part of these consolidated financial statements.

CREATIVE TECHNOLOGY LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Increase (decrease) in cash and cash equivalents (in US$’000)

(Unaudited)

	Three Months Ended September 30,
	2003	2002
Cash flows from operating activities:

Net income (loss)	$29,085	$(4,977)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation of fixed assets	4,634	4,860
Amortization of intangible assets	462	3,192
Deferred stock compensation amortization	621	1,157
Minority interest in loss	(5)	(18)
Equity share in gain of unconsolidated investments	(244)	—
Gain on disposal of fixed assets	(4)	(302)
Write-off of investments and other non-current assets	—	5,591
Gain from investments, net	(517)	(49)
Profit on deemed disposal of other non-current assets	(23,053)	—
Deferred income taxes, net	(425)	(76)

Changes in assets and liabilities, net:
Accounts receivable	(24,384)	(438)
Inventory	(35,307)	(618)
Marketable securities	—	773
Other assets and prepaids	(2,759)	979
Accounts payable	35,780	16,964
Accrued and other liabilities	4,741	(2,255)
Income taxes	637	(426)

Net cash (used in) provided by operating activities	(10,738)	24,357

Cash flows from investing activities:
Capital expenditures, net	(3,486)	(3,246)
Proceeds from sale of fixed assets	18	406
Proceeds from sale of quoted investments	517	935
Purchase of investments	(10,146)	(4,829)
Increase in other non current assets, net	(244)	(178)

Net cash used in investing activities	(13,341)	(6,912)

Cash flows from financing activities:
Proceeds from exercise of ordinary share options	3,162	170
Repayments of debt obligations	(896)	(1,742)
Repayments of capital leases	(127)	(743)

Net cash provided by (used in) financing activities	2,139	(2,315)

Net (decrease) increase in cash and cash equivalents	(21,940)	15,130
Cash and cash equivalents at beginning of fiscal year	232,053	166,917

Cash and cash equivalents at end of the period	$210,113	$182,047

Supplemental disclosure of cash flow information:
Interest paid	$125	$313

Income taxes paid	$282	$484

Supplemental disclosure of non-cash transaction:
Accrual for buyout of minority interest	$—	$3,992

The accompanying notes are an integral part of these consolidated financial statements

CREATIVE TECHNOLOGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 1—BASIS OF PRESENTATION

In the opinion of management, the accompanying unaudited consolidated interim financial statements of Creative Technology Ltd. (“Creative”) have been prepared on a consistent basis with the June 30, 2003 audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary to provide a fair presentation of the results of operations for the interim periods presented. The consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). These consolidated interim financial statements should be read in conjunction with the consolidated financial statements and accompanying notes thereto included in Creative’s 2003 annual report on Form 20-F filed with the Securities and Exchange Commission. The results of operations for the three months period ended September 30, 2003 are not necessarily indicative of the results to be expected for the entire year or any future period. Creative generally operates on a thirteen week calendar closing on the Friday closest to the natural calendar quarter. For convenience, all quarters are described by their natural calendar dates. Creative conducts a substantial portion of its business in United States dollars (“US$” or “$”) and all amounts included in these interim financial statements and in the notes herein are in US$, unless designated as Singapore dollars (“S$”).

NOTE 2—OTHER NON-CURRENT ASSETS (in US$’000)

	September 30, 2003	June 30, 2003

Other intangible assets	$33,682	$33,682
Accumulated amortization	(25,379)	(24,917)

Other intangible assets, net	8,303	8,765

Goodwill	91,976	91,976
Other non-current assets	32,625	7,616

	$132,904	$108,357

NOTE 3—INVENTORIES

Inventories are stated at the lower of cost or market. Cost is determined using standard cost, appropriately adjusted at the balance sheet date to approximate actual cost on a weighted average basis. In the case of finished products and work-in-progress, cost includes materials, direct labor and an appropriate proportion of production overheads. The components of inventory are as follows (in US$’000):

	September 30, 2003	June 30, 2003

Raw materials	$34,415	$20,189

Work in progress	9,697	2,918

Finished products	71,562	57,260

	$115,674	$80,367

NOTE 4—PRODUCT WARRANTIES

The warranty period for the bulk of Creative’s products typically ranges between 1 to 3 years. The product warranty accrual reflects management’s best estimate of probable liability under its product warranties. Management determines the warranty based on known product failures (if any), historical experience, and other currently available evidence.

Changes in the product warranty accrual for the three months ended September 30, 2003 was as follows (in US$’000):

September 30, 2003

Balance as of June 30, 2003	$2,835

Accruals for warranties issued during the period	1,602

Accruals related to pre-existing warranties (include changes in estimates)	35

Settlements made (in cash or in kind) during the period	(556)

Balance as of September 30, 2003	$3,916

NOTE 5—INTELLECTUAL PROPERTY INDEMNIFICATION OBLIGATIONS

Creative indemnifies certain customers, distributors, suppliers, and subcontractors for attorney fees and damages and costs awarded against these parties in certain circumstances in which its products are alleged to infringe third party intellectual property rights, including patents, registered trademarks, or copyrights. The terms of its indemnification obligations are generally perpetual from the effective date of the agreement. In certain cases, there are limits on and exceptions to its potential liability for indemnification relating to intellectual property infringement claims. Creative cannot estimate the amount of potential future payments, if any, that the company might be required to make as a result of these agreements. To date, Creative has not paid any claims. However, Creative has agreed to indemnify several of its retailers in connection with the lawsuits discussed in note 12, “Legal Proceedings.” Creative does not expect there to be any consequent material adverse effect on its financial position or results of operations. However, there can be no assurances that Creative will not have any future financial exposure under those indemnification obligations.

NOTE 6—INVESTMENTS IN ASSOCIATED COMPANY

In August 2003, SigmaTel, Inc (“SigmaTel”), an equity-method investee of Creative completed an initial public offering of their common stock in the United States. As a result of the initial public offering, Creative’s ownership percentage in SigmaTel was reduced. Even though Creative did not dispose off any of its shareholdngs in the initial public offering, the dilution in Creative’s ownership percentage in SigmaTel was treated as a “deemed disposal” in accordance with US GAAP. In accordance with Staff Accounting Bulletin Topic 51, “Accounting for Sales of Stock by a Subsidiary,” Creative recorded a non-cash gain of $23.1 million from this transaction, which represents the net increase in Creative’s share of the net assets of SigmaTel as a result of the initial public offering.

NOTE 7—NET INCOME PER SHARE

In accordance with Statement of Financial Accounting Standards No. 128 (“SFAS 128”) “Earnings per Share”, Creative reports both basic earnings per share and diluted earnings per share. Basic earnings per share is computed using the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of ordinary and potentially dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares are excluded from the computation if their effect is anti-dilutive. In computing the diluted earnings per share, the treasury stock method is used to determine, based on average stock prices for the respective periods, the ordinary equivalent shares to be purchased using proceeds received from the exercise of such equivalent shares. Other than the dilutive effect of stock options, there are no other financial instruments that would impact the weighted average number of ordinary shares outstanding used for computing diluted earnings per share. The potentially dilutive ordinary equivalent shares outstanding under the employee share purchase plan were not material.

Following is a reconciliation between the average number of ordinary shares outstanding and equivalent shares outstanding (in ‘000):

	Three months ended September 30,
	2003	2002
Weighted average ordinary shares outstanding	79,902	78,877

Weighted average dilutive stock options outstanding	2,736	—

Weighted average ordinary shares and equivalent outstanding	82,638	78,877

For the three-month period ended September 30, 2002 and 2003, approximately 0.5 million shares related to a convertible note were excluded from the computation of dilutive earnings per share as the effect would be anti-dilutive.

For the three-month period ended September 30, 2002, approximately 2.4 million potentially dilutive shares were excluded from the determination of diluted net loss per share, as the effect of including such shares is anti-dilutive.

NOTE 8—INCOME TAXES

Provisions for income taxes for interim periods are based on estimated annual effective income tax rates. Income of foreign subsidiaries of Creative is subject to tax in the country in which the subsidiary is located. Creative’s effective income tax rate is based on the mix of income arising from various geographical regions, where the tax rates range from 0% to 50%; pioneer status income in Singapore, which is exempt from tax; and the utilization of non-Singapore net operating losses. As a result, Creative’s overall effective rate of tax is subject to changes based on the international source of income before tax. Creative’s Pioneer Certificate expired in March 2000 and Creative has applied for a separate and new Pioneer Certificate. If Creative is awarded this new Pioneer Certificate, profits under the new Pioneer Certificate will be exempted from tax in Singapore. The Singapore corporate income tax rate of 22% is applicable to the profits excluded from the new Pioneer Certificate.

NOTE 9—COMPREHENSIVE INCOME

The components of total comprehensive income are as follows (in US$’000):

	Three months ended September 30,
	2003	2002

Net income	$29,085	$(4,977)

Unrealized gain (loss) on quoted investments	8,494	(9,689)

Total comprehensive income (loss)	$37,579	$(14,666)

NOTE 10—SHARE REPURCHASES

Details of Share Repurchases by Creative since the commencement date of the program on November 6, 1998 are set out below:

	Number of Shares Repurchased	Average Price
	(in millions)

As of June 30, 2003	26.3	$13

Quarter ended September 30, 2003	—	—

Total	26.3	$13

At the Annual General Meeting (“AGM”) held on November 26, 2003, the shareholders approved a share repurchase mandate allowing Creative to buy up to 10% of the issued share capital of Creative outstanding as of the date of the AGM. This amounts to approximately 8.1 million shares. This authority to repurchase shares shall continue in force unless revoked or revised by the shareholders in a general meeting, or until the date the next AGM of Creative is held or is required to be held, whichever is the earlier.

In accordance with Singapore statutes, such repurchases are recorded as a reduction in retained earnings.

NOTE 11—EMPLOYEE SHARE PURCHASE AND STOCK OPTION PLANS

Creative accounts for stock-based employee compensation in accordance with Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees”, and related Interpretations, and complies with the disclosure provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation”, and SFAS 148, “Accounting for Stock-Based Compensation, Transition and Disclosures.” Accordingly, compensation expense for stock options is measured as the excess, if any, of the market value of Creative’s stock at the date of the grant over the stock option exercise price.

The following table illustrates the effect on net income and earnings per share if the company had applied the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation:

	Three months ended September 30,
	2003	2002
Net income (loss), as reported	$29,085	$(4,977)
Less: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(1,123)	(2,502)

Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	621	1,154

Pro forma net income	28,583	(6,325)

Earnings per share:
Basic—as reported	0.36	(0.06)
Basic—pro forma	0.36	(0.08)
Diluted—as reported	0.35	(0.06)
Diluted—pro forma	0.35	(0.08)

NOTE 12—LEGAL PROCEEDINGS

During the course of its ordinary business operations, Creative and its subsidiaries are involved from time to time in a variety of intellectual property and other disputes, including claims against Creative alleging copyright infringement, patent infringement, contract claims, employment claims and business torts. Ongoing disputes exist with, among other entities, the Lemelson Foundation (an action that involves patent claims by Lemelson against over 500 entities, including Creative, which action has been stayed pending resolution of issues in third party litigation); representative purchasers of Audigy sound cards (an action for unfair competition based on allegations that Creative’s packaging and advertising falsely represent the Audigy sound card’s audio processing capabilities); and representative purchasers of MP3 players (an action against manufacturers of MP3 players and retailers alleging false advertising and unfair competition in connection with reported storage capacity). Patent lawsuits where Creative was adverse to Extreme Audio Research (a patent infringement lawsuit) and MPEG Audio, Inc. (a declaratory relief action regarding a patent dispute), have been dismissed. Creative also from time to time receives licensing inquiries and/or threats of potential future patent claims from a variety of entities, including Lucent Technologies, Forgent Networks Inc., MPEG LA and Dyancore Holdings. While Creative’s lawsuit against MPEG Audio, Inc. has been dismissed, the licensing demand is still outstanding.

Creative believes it has valid defenses to the various claims asserted against it, and intends to defend the actions vigorously. However, should any of these claimants prevail in their suits or claims, Creative does not expect there to be any consequent material adverse effect on its financial position or results of operations.

ITEM 2	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

SAFE HARBOR STATEMENTS UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Safe Harbor Statements Under The Private Securities Litigation Reform Act of 1995

Except for the historical information contained herein, the matters set forth herein are forward-looking statements within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause Creative’s actual results to differ materially. Such risks and uncertainties include: Creative’s ability to timely develop new products that gain market acceptance and to manage frequent product transitions; competitive pressures in the marketplace; Creative’s ability to successfully integrate acquisitions; potential fluctuations in quarterly results due to the seasonality of Creative’s business and the difficulty of projecting such fluctuations; possible disruption in commercial activities caused by factors outside of Creative’s control, such as terrorism, armed conflict and labor disputes; a reduction in demand for computer systems, peripherals and related consumer products as a result of poor economic conditions, social and political turmoil and major health concerns, such as the spread of Severe Acute Respiratory Syndrome, or SARS; the proliferation of sound functionality in new products from competitors at the application software, chip and operating system levels; the failure of cost-cutting measures to achieve anticipated cost reduction benefits; the deterioration of global equity markets; exposure to excess and obsolete inventory; Creative’s reliance on sole sources for many of its chips and other key components; component shortages which may impact Creative’s ability to meet customer demand; Creative’s ability to protect its proprietary rights; a reduction or cancellation of sales orders for Creative products; accelerated declines in the average selling prices of Creative’s products; the vulnerability of certain markets to current and future currency fluctuations; the effects of restricted fuel availability and rising costs of fuel; fluctuations in the value and liquidity of Creative’s investee companies; and the potential decrease in the trading volume and value of Creative’s Ordinary Shares as a result of Creative’s intended delisting from NASDAQ and elimination of its U.S. public reporting obligations. For further information regarding the risks and uncertainties associated with Creative’s business, please refer to its filings with the SEC, including its Form 20-F for fiscal 2003 filed with the SEC. Creative undertakes no obligation to update any forward-looking statement to conform the statement to actual results or changes in Creative’s expectations.

SELECTED CONSOLIDATED FINANCIAL DATA

The following is a summary of Creative’s unaudited quarterly results for the eight quarters ended September 30, 2003, together with the percentage of sales represented by such results. Consistent with the PC peripherals market, due to consumer buying patterns, demand for Creative’s products is generally stronger in the quarter ended December 31, compared to any other quarter of the fiscal year. In management’s opinion, the results detailed below have been prepared on a basis consistent with the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for the periods presented when read in conjunction with the financial statements and notes thereto contained elsewhere herein. Creative’s business is seasonal in nature and the quarterly results may not be indicative of the results to be achieved for the complete year.

	Unaudited data for quarters ended (in US$’000 except per share data)
	Sep 30 2003	Jun 30 2003	Mar 31 2003	Dec 31 2002	Sep 30 2002	Jun 30 2002	Mar 31 2002	Dec 31 2001
Sales, net (1)	$160,816	$149,589	$160,617	$230,940	$160,623	$182,572	193,385	249,506
Cost of goods sold	104,348	96,788	104,365	149,169	102,630	122,291	129,209	167,353

Gross profit	56,468	52,801	56,252	81,771	57,993	60,281	64,176	82,153

Operating expenses:
Selling, general and administrative (1)	37,317	34,266	37,379	49,039	42,155	42,815	38,737	45,143
Research and development	14,838	15,583	14,646	13,279	15,267	10,748	8,412	9,480
Other charges (2)	—	—	—	—	—	26,080	—	—

Operating income (loss)	4,313	2,952	4,227	19,453	571	(19,362)	17,027	27,530

Net gain (loss) from investments	23,570	10	85	172	(6,316)	(29,845)	128	728
Interest income and other, net	1,714	1,972	886	1,199	807	2,289	151	1,291

Income (loss) before income taxes and minority interest	29,597	4,934	5,198	20,824	(4,938)	(46,918)	17,306	29,549
Provision for income taxes	(517)	(295)	(423)	(1,945)	(57)	(1,012)	(1,703)	(2,753)
Minority interest in loss (income)	5	(12)	73	—	18	(436)	(423)	(489)

Net income (loss)	$29,085	$4,627	$4,848	$18,879	$(4,977)	$(48,366)	$15,180	$26,307

Basic earnings (loss) per share	$0.36	$0.06	$0.06	$0.24	$(0.06)	$(0.65)	$0.21	$0.36

Weighted average ordinary shares outstanding (‘000)	79,902	79,527	79,377	79,026	78,877	74,375	72,134	72,366

Diluted earnings (loss) per share	$0.35	$0.06	$0.06	$0.23	$(0.06)	$(0.65)	$0.20	$0.36

Weighted average ordinary shares and equivalents outstanding (‘000)	82,638	80,906	80,557	80,699	78,877	74,375	76,323	73,664

	Unaudited data for quarters ended (as a percentage of sales)
	Sep 30 2003	Jun 30 2003	Mar 31 2003	Dec 31 2002	Sep 30 2002	Jun 30 2002	Mar 31 2002	Dec 31 2001
Sales, net (1)	100%	100%	100%	100%	100%	100%	100%	100%
Cost of goods sold	65	65	65	65	64	67	67	67

Gross profit	35	35	35	35	36	33	33	33

Operating Expenses:
Selling, general and administrative (1)	23	23	23	21	26	24	20	18
Research and development	9	10	9	6	10	6	4	4
Other charges (2)	—	—	—	—	—	14	—	—

Operating income (loss)	3	2	3	8	—	(11)	9	11

Net gain (loss) from investments	15	—	—	—	(4)	(16)	—	—
Interest income and other, net	1	1	1	1	1	1	—	1

Income (loss) before income taxes and minority interest	19	3	4	9	(3)	(26)	9	12

Provision for income taxes	(1)	—	(1)	(1)	—	(1)	(1)	(1)
Minority interest in loss (income)	—	—	—	—	—	—	—	—

Net income (loss)	18%	3%	3%	8%	(3)%	(27)%	8%	11%

1.	Since the quarter ended March 31, 2002, Creative has adopted EITF Issue No. 01-9, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products).” As a result, certain consideration paid to distributors and resellers of its products has been reclassified as a revenue offset rather than as selling, general and administrative expense. Prior quarters’ financial data have been reclassified to conform to this presentation.

2.	Other charges for the quarter ended June 30, 2002 relates to the write-off of in-process technology arising from the acquisition of 3Dlabs.

GENERAL

Management’s Discussion and Analysis of Financial Condition and Results of Operations is based upon Creative’s Consolidated Condensed Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

For the list of critical accounting policies that may affect the management’s more significant estimates and assumptions used in the preparation of its consolidated financial statements, please refer to the Form 20-F for fiscal 2003 on file with the U.S. Securities and Exchange Commission.

RESULTS OF OPERATIONS

Three Months Ended September 30, 2003 Compared to Three Months Ended September 30, 2002

Net sales for the first quarter of fiscal 2004 was about the same compared to the first quarter in the prior fiscal year. Audio product sales (Sound Blaster audio cards and chipsets) in the first quarter of fiscal 2004 decreased marginally by 5% compared to the same quarter in fiscal 2003. The decrease was primarily attributable to a drop off in low-end audio products. The bulk of Creative’s audio revenues now come from its high end audio business. Sales of these high end audio products were higher in the first quarter of fiscal 2004 compared to 2003. Overall, as a percentage of sales, audio product sales decreased slightly from 34% in the first quarter of fiscal 2003 to 32% in the first quarter of fiscal 2004. Sales of speakers in the first quarter of fiscal 2004 increased by 24% compared to the same quarter in the prior fiscal year. As a percentage of sales, speaker sales have increased from 20% of sales in the first quarter of fiscal 2003 to 24% of sales in the first quarter of fiscal 2004, due to strong demand for new models of multi-media speakers. Sales of personal digital entertainment (“PDE”) products, which includes digital audio players and digital cameras, increased by 52% in the first quarter of fiscal 2004 compared to the same quarter in the prior fiscal year and represented 22% of sales in the first quarter of fiscal 2004 compared to 14% of sales in the same quarter in fiscal 2003. The substantial increase was driven by strong demand for Creative’s NOMAD MuVo and NOMAD Jukebox Zen line of products. Sales of graphics products in the first quarter of fiscal 2004 were 16% lower than the same quarter in the prior fiscal year and represented 11% of sales in the first quarter of fiscal 2004, compared to 13% in the same quarter in fiscal 2003. Sales of communication products decreased by 54% in the first quarter of fiscal 2004 compared to the same quarter in fiscal 2003 and comprised 5% of sales in the first quarter of fiscal 2004 compared to 11% of sales in the same quarter in the prior fiscal year. Communication products sales were higher in the first quarter of fiscal 2003 due to a major deal to supply broadband modems to a customer between March 2002 and September 2002. Sales of other products, which comprised multimedia upgrade kits, including data storage (“MMUK”), music products, accessories and other miscellaneous items, decreased from 8% of sales in the first quarter of fiscal 2003 to 6% of sales in the same quarter of fiscal 2004. This decrease in other product sales was primarily due to a decrease in sales of MMUK products which is in line with Creative’s current business strategy of de-emphasizing lower margin products.

Gross profit, as a percentage of sales, remains relatively constant at 35% in the first quarter of fiscal 2004 compared to 36% in the same quarter in the prior fiscal year. Creative was able to maintain this relatively high level of gross margin primarily due to the current business strategy of shifting away from low-margin and high-risk products and focusing on products outside the PC box market, such as in the growing digital entertainment market.

Selling, general and administrative (“SG&A”) expenses decreased by 11% in the first quarter of fiscal 2004 compared to the same quarter in the prior fiscal year and, as a percentage of sales, were 23% in the first quarter of fiscal 2004, compared to 26% in the same quarter of fiscal 2003. The lower SG&A expenses were mainly due to management’s on-going cost cutting efforts to reduce the company’s operating expenses. Creative’s research and development (“R&D”) expenses as a percentage of sales declined marginally from 10% of sales in the first quarter of fiscal 2003 to 9% of sales in the same quarter of fiscal 2004.

Net investment gains for the first quarter of fiscal 2004 was $23.6 million compared to a net loss of $6.3 million in the first quarter of fiscal 2003. For the first quarter of fiscal 2004, it comprised a gain of $23.1 million attributable to a “deemed disposal” of interests in an associated company and a $0.5 million net gain from the sale of quoted investments. The “deemed disposal” of interests in an associated company arises from the initial public offering of the associated company’s common stock in the United States. As a result of that company’s initial public offering, Creative’s ownership percentage in the associated company was reduced even though Creative did not dispose any of its shareholdings, and this reduction was treated as a “deemed disposal.” A non-cash gain of $23.1 million was recognized from this transaction and this gain represents the net increase in Creative’s share of the net assets of the associated company as a result of the initial public offering. Net investment losses of $6.3 million in the first quarter of fiscal 2003 comprised $5.6 million in permanent write-downs of quoted investments a $0.7 million net loss from the sales of investments. Interest and other income increased by $0.9 million to $1.7 million in the first quarter of fiscal 2004 compared to $0.8 million in the same quarter of the prior fiscal year. The increase were mainly due to an exchange gain of $0.4 million in the first quarter of fiscal 2004 compared to an exchange loss of $0.6 million in the first quarter of fiscal 2003 and an increase in the share of associates’ profit by $0.2 million in the first quarter of fiscal 2004, offset partially by a reduction in net gain on disposal of fixed assets by $0.3 million in the first quarter of fiscal 2003.

Creative’s provision for income taxes for the first quarter of fiscal 2004 as a percentage of operating income was 12% compared to 10% in the same quarter of fiscal 2003. The higher tax provision in fiscal 2004 was primarily due to changes in the mix of taxable income arising from various geographical regions.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents as of September 30, 2003 decreased by $21.9 million to $210.1 million, compared to the balance of $232.0 million at June 30, 2003. Cash used in operating activities of $10.7 million relates mainly to adjustments for non-cash items of $18.5 million, a $27.1 million net increase in accounts receivable and other assets and prepaid, and a $35.3 million net increase in inventory. A portion of the operating cash usage was offset by contributions from a net increase in accounts payable, accrued and other liabilities and income tax provision of $41.1 million. The $18.5 million of adjustments in non-cash items to net income includes depreciation of fixed assets of $4.6 million and a non-cash gain of $23.1 million arising from the deemed disposal of an associated company, see Item 2 “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations.” The $13.3 million utilized in investing activities comprised primarily net capital expenditures of $3.5 million and the purchase of investments of $10.1 million. Cash provided by financing activities of $2.1 million was mainly contributed by proceeds from the exercise of share options amounting to $3.2 million, offset partially by $0.9 million repayments of debt obligations.

As of September 30, 2003, in addition to its cash reserves and excluding a long-term loan, Creative had unutilized credit facilities totaling approximately $89.5 million for overdrafts, guarantees, letters of credit and fixed short-term loans. Creative continually reviews and evaluates investment opportunities, including potential acquisitions of, and investments in, companies that can provide Creative with technologies or complementary products that can be integrated into or offered with Creative’s existing product range. Management believes that Creative has adequate resources to meet its projected working capital and other cash needs for at least the next twelve months. To date, inflation has not had a significant impact on Creative’s operating results.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

The following table presents the contractual obligations and commercial commitments of Creative as of September 30, 2003:

	Payments Due by Period (US$’000)
Contractual Obligations	Total	Less than 1 year	1 to 3 years	4 to 5 years	After 5 years
Long Term Debt	$37,544	$3,476	$15,821	$6,952	$11,295
Capital Lease Obligations	3,338	1,901	1,407	30	—
Operating Leases	39,635	9,678	13,479	3,427	13,051
Unconditional Purchase Obligations	71,843	71,843	—	—	—
Other Long Term Obligations	507	507	—	—	—

Total Contractual Cash Obligations	$152,867	$87,405	$30,707	$10,409	$24,346

As of September 30, 2003, Creative has utilized approximately $4.1 million under guarantees, letters of credit, overdraft and fixed short-term loan facilities.

ITEM 3	QUANTI TATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Equity Price Risks: Creative is exposed to equity price risk on its investments in marketable equity securities and quoted investments. An aggregate 10% reduction in market prices of Creative’s investments in marketable equity securities and quoted investments, based on a sensitivity analysis of the balance as of September 30, 2003, would have a $4.5 million adverse effect on Creative’s results of operations and financial position.

Interest Rate Risk: Changes in interest rates could impact Creative’s anticipated interest income on its cash equivalents and interest expense on its debt. Due to the short duration of Creative cash deposits and terms of its debt, an immediate 10% increase in interest rates would not have a material adverse impact on Creative’s future operating results and cash flows.

Foreign Currency Exchange Risk in the Rate of Exchange of Reporting Currency Relative to US$: The functional currency of Creative and its subsidiaries is the US dollar and accordingly, gains and losses resulting from the translation of monetary assets and liabilities denominated in currencies other than the US dollar are reflected in the determination of net income. Creative enters into forward exchange contracts to reduce its exposure to foreign exchange translation gains and losses. Forward exchange contracts are marked to market each period and the resulting gains and losses are included in the determination of net income or loss. No forward exchange contracts were outstanding at September 30, 2003. Included in interest and other expenses for the three month period ended September 30, 2003, is exchange gains of $0.4 million.

The exchange rates for the S$ and Euro utilized in translating the balance sheet at September 30, 2003, expressed in US$ per one S$ and Euro were 0.5793 and 1.1713, respectively.

PART II—OTHER INFORMATION

SUBMISSION	OF MATTERS TO A VOTE OF SECURITY HOLDERS

Results of Annual General Meeting

At the conclusion of the Annual General Meeting of shareholders held on November 26, 2003, the Company announced that all resolutions set forth in the Proxy Statement dated November 3, 2003 filed with the U.S. Securities and Exchange Commission were successfully adopted and passed by its shareholders.

SIGN ATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREATIVE TECHNOLOGY LTD.

/s/ Ng Keh Long

Ng Keh Long Chief Financial Officer Date: December 19, 2003